

December 7, 2011

Via E-mail
Mr. Joseph A. Mills
Chief Executive Officer
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, Texas 77002

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed November 14, 2011**
> **File No. 333-177958**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2011**
> **File No. 1-33016**

Dear Mr. Mills:

We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 49

Our business involves many hazards and operational risks…, page 57

2.   We note your disclosure in the above-captioned risk factor concerning various operational hazards in your business, and your disclosure on pages 66-67 concerning your routine use of hydraulic fracturing techniques and the prospect of increasing regulation related to hydraulic fracturing. If material, please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing in addition to "uncontrollable flows of oil or natural gas or well fluids." For instance, we note that you do not address underground migration or surface spillage or mishandling of fluids, including chemical additives that may be toxic.

Risks Inherent in an Investment in Us, page 60

3.   Please add a risk factor addressing the risks that your new, simplified capital structure may pose. For instance, we note that, unlike many publicly traded limited partnerships, your general partner is not entitled to any incentive distributions and holders of your common units no longer have any right to receive payments of arrearages in future periods in the event that you fail to make distributions.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 32

4.   We note your disclosure that "[i]n reviewing related-party transactions, the Board of Directors typically authorizes the Conflicts Committee to review, evaluate, and, if determined appropriate, approve the transaction." Please revise your disclosure to clarify the types of transactions that would be brought to the board's attention and the standards that would be applied in considering such transactions. Also disclose whether your policies and procedures for reviewing related-party transactions are memorialized. See Item 404(b) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief